

RSM US LLP

Report of Independent Registered Public Accounting Firm

To the Member of Intrepid Partners, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which *(a)* Intrepid Partners, LLC identified the following provisions of 17 C.F.R. §240 15c3-3(k) under which Intrepid Partners, LLC claimed an exemption from 17 C.F.R. § 240.15c3-3: (2)(i) (the "exemption provision") and *(b)* Intrepid Partners, LLC stated that Intrepid Partners, LLC met the identified exemption provisions throughout the year ended December 31, 2019 without exception. Intrepid Partners, LLC's management is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Intrepid Partners, LLC's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of 17 C.F.R. § 240.15c3-3.

RSM US LLP

New York, New York
February 27, 2020

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Exemption Report

Intrepid Partners, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company may file an Exemption Report because the Company had no obligations under 17 C.F.R. § 240.15c3-3; and

(2) The Company met the identified exemption provisions in 17 C.F.R.§ 240.15c3-3: (exemption provision pursuant to Paragraph (k)(2)(i) from the year ended December 31, 2019 without exception).

Intrepid Partners, LLC

I, <u>Christopher Winchenbaugh</u>, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.



By:

Title: President and Chief Operating Officer

February 27, 2020

See accompanying report of independent registered public accounting firm.